FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December 2002

Pacific North West Capital Corp.

(Translation of registrant’s name into English)

2303 West 41st Avenue

Vancouver, BC V6M 2A3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F __X___

Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes __X__

No _____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4828

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific North West Capital Corp.

(Registrant)

“Taryn Downing”

Date:   February 6, 2003

(Signature)*

Taryn Downing

Corporate Secretary

*Print the name and title of the signing officer under his signature.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

December 10, 2002

Item 3: Press Release

A Press release dated and issued December 10, 2002 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company is pleased to announce that it has entered into a joint venture partner Anglo American Platinum corporation Limited has approved a Phase VI $5.3 million exploration program to be carried out in 2003 on the River Valley platinum group metal property, near Sudbury, Ontario.

Item 5: Full Description of Material Change

For more detail, see attached Press Release dated December 10, 2002

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___December 11, 2002__________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

$5.3 Million Exploration Program

To Commence January 2003,

River Valley PGM Project, Sudbury,Ontario

Pacific North West Capital Corp. News Release December 10, 2002

Pacific North West Capital Corp. (“PFN”) is very pleased to announce that its joint venture partner Anglo American Platinum Corporation Limited (“Anglo Platinum”) has approved a Phase VI $5.3 million exploration program, to be carried out in 2003 on the River Valley platinum group metal (PGM) property, near Sudbury, Ontario

This budget represents more than a 100% increase over the 2002 budget of $2,257,300, and will facilitate the completion of an additional 40,000m of diamond drilling in 2003. To date, 47,000 m of diamond drilling has been completed on the property (232 holes) primarily in the Dana Lake and Lismer’s Ridge Areas. Measured and Indicated Resources on the property are estimated to contain 825,900 in situ ounces palladium, platinum and gold. Inferred Resources amount to 200,600 in situ ounces palladium, platinum and gold. The current resources lie within the northern half of the property and cover less than 30% of the prospective project area.

A surface exploration program, including sampling and geophysical surveys, has been carried out over the past three months in the area south of Lismer’s Ridge, funded by an additional $277,000 interim budget approved for 2002.

Several high priority outcropping mineralized PGM targets have been identified along the 6km long intrusive contact zone extending south from Lismer’s Ridge. This area will be a major focus of the 2003 drilling program.

Over the next few weeks PFN will report the results of eleven recently completed diamond drill holes in the Dana North area.  Each of the eleven holes intersected the prospective mineralized breccia unit.  Drill core is currently being assayed.

The $5.3 million, Phase VI drill program, comprising more than 40,000m, will commence in mid January 2003 with two drill rigs.

The Qualified Person for this release is John Royall, P.Eng. VP Business Development, Pacific North West Capital Corp.  PFN and Anglo Platinum each holds a 50% interest in the River Valley PGM Project. Anglo Platinum may earn 60% by completing a Feasibility Study, and 65% by funding the project through to production. Anglo Platinum has provided over $6.7million for the project to date and the newly approved 2003 budget increases the funding to $12 million.

PFN is listed on The Toronto Stock Exchange (PFN) and the OTCBB (PAWEF) and has received 20F clearance in the United States.

For further information: Please call our Investor Relations Department at 1-800-667-1870 by fax 604-685-8045, 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

On behalf of the board of directors

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

“Harry Barr”

   S.E.C. 12g(3) exemption # 82-4828

Harry Barr

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

December 31, 2002

Item 3: Press Release

A Press release dated and issued December 31, 2002 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company is pleased to announce that it has granted 1,000,000 incentive stock options.

Item 5: Full Description of Material Change

The Company has granted 1,000,000 incentive stock options to employees, consultants and insiders at the exercise price of $0.60 per common share for a period of five years.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___January 2, 2003_____________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

Pacific North West Capital Corp.

TSE:  PFN

2303 West 41st Avenue

OTCBB:  PAWEF

Vancouver, BC  V6M 2A3

December 31, 2002

NEWS RELEASE

The Management of Pacific North West Capital Corp. (the “Company”) wishes to announce that the Company has granted 1,000,000 incentive stock options to employees, consultants, and insiders of the Company at the exercise price of $0.60 per common share for a period of five years, subject to regulatory approval.

PFN is listed on The Toronto Stock Exchange (PFN) and the OTCBB (PAWEF) and has received 20F clearance in the United States.

For further information: Please call our Investor Relations Department at 1-800-667-1870 by fax 604-685-8045, 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

On behalf of the board of directors

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

“Harry Barr”

   S.E.C. 12g(3) exemption # 82-4828

Harry Barr

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

PACIFIC NORTH WEST

CAPITAL CORP.

(An Exploration Stage Company)

FINANCIAL STATEMENTS

31 OCTOBER 2002

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 1
Balance Sheet

Canadian Funds

ASSETS	October 31, 2002	April 30, 2002
Current
Cash	$1,999,859	$3,026,952
Accounts receivable	91,095	98,402
	2,090,684	3,125,354
Restricted Cash - Flow-Through (Note 7a)	-	115,012
Investments (Note 3)	74,000	9,000
Mineral Property Costs - Schedule (Note 4)	396,070	286,816
Capital Assets (Note 5)	78,496	78,496
	$2,639,520	$3,614,678

LIABILITIES
Current
Accounts payable and accrued liabilities	$17,230	$35,081
Due to related parties	-	-
	17,230	35,081

Cash Call Payable (Notes 4h and 4k)	656,276	1,396,919

Commitments (Note 9)

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 7)
Authorized:
Unlimited number of common voting shares
Unlimited number of preferred voting shares
Issued and fully paid:
20,999,701 (20,334,534) common shares	6,490,324	6,110,853
Deficit - Statement 3	(4,524,310)	(3,928,175)
	1,966,014	2,182,678
	$2,639,520	$3,614,678

ON BEHALF OF THE BOARD:

_”Harry Barr”_____________________, Director

_”John Royall”____________________, Director

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 2
Statement of Changes in Shareholders’ Equity
Canadian Funds

	Common Shares Number Amount		Accumulated Deficit	Total
Balance - 30 April 1999	9,898,500	$1,631,675	$(671,578)	$960,097
Issuance of shares for:
- Private placements	3,489,000	1,380,600	-	1,380,600
- Property	392,500	206,275	-	206,275
- Exercise of options	784,625	235,576	-	235,576
- Exercise of warrants	1,435,000	376,250	-	376,250
Share issuance costs	-	(91,377)	-	(91,377)
Allotment of shares for:
- Private placement	44,000	17,600	-	17,600
- Exercise of warrants	45,500	27,300	-	27,300
Loss for the year	-	-	(756,732)	(756,732)
Balance - 30 April 2000	16,089,125	3,783,899	(1,428,310)	2,355,589
Issuance of shares for:
- Private placements	1,760,305	912,750	-	912,750
- Property	105,000	76,900	-	76,900
- Exercise of options	222,150	83,357	-	83,357
- Exercise of warrants	1,180,900	659,360	-	659,360
Share issuance costs	-	(2,286)	-	(2,286)
Loss for the year	-	-	(1,077,730)	(1,077,730)
Balance - 30 April 2001	19,357,480	5,513,980	(2,506,040)	3,007,940
Issuance of shares for:
- Private placements	355,302	203,750	-	203,750
- Property	316,000	208,060	-	208,060
- Exercise of options	120,000	68,600	-	68,600
- Exercise of warrants	170,661	116,463	-	116,463
Share issuance costs	15,091	-	-	-
Loss for the year	-	-	(1,422,135)	(1,422,135)
Balance - 30 April 2002	20,334,534	$6,110,853	$(3,928,175)	$2,182,678
Issuance of shares for:
- Private placements	416,667	250,000	-	250,000
- Property	232,000	140,280	-	140,280
- Exercise of options	-	-	-	-
- Exercise of warrants	16,500	11,050-	-	11,050
Share issuance costs	-	(21,859)	-	(21,859)
Loss for the period	-	-	(596,135)	(596,135)
Balance - 31 October 2002	20,999,701	$6,490,324	$(4,524,310)	$1,966,014

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 3
Statement of Loss and Deficit
Canadian Funds

	3 Months Ended 31 October 2002	3 Months Ended 31 October 2001	6 Months Ended 31 October 2002	6 Months Ended 31 October 2001
General and Administration Expenses
Investor and shareholder relations	$89,189	$70,741	$173,912	$150,817
Consulting fees	85,236	41,201	122,799	96,654
Travel, lodging and food	37,416	33,612	74,008	113,887
Transfer agent and regulatory fees	15,232	20,589	17,723	73,342
Salaries and benefits	21,114	13,550	43,315	30,903
Management fees	17,280	18,720	34,560	30,720
Accounting and audit	9,797	4,958	18,900	23,208
Office	19,605	17,911	29,205	30,692
Rent	14,436	13,436	27,873	26,873
Telephone and utilities	9,073	9,131	13,062	15,892
Legal	2,080	1,056	2,196	11,819
Interest and bank charges	527	576	1,100	1,494
Interest on flow-through funds	-	-	-
Commissions	-	-	-

Loss Before the Undernoted	320,985	245,481	558,653	606,601
Mineral property costs written off	156,673	-	156,673	-
Investments written off		-	-	-
Interest and other income	(11,671)	(40,125)	(12,905)	(47,592)
Project management fees	(106,286)	(97,910)	(106,286)	(97,910)

Loss for the Period	359,701	107,446	596,135	461,099
Deficit - Beginning of period	4,164,609	2,859,693	3,928,175	2,506,040
Deficit - End of Period	$4,524,310	$2,967,139	$4,524,310	$2,967,139

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 4
Statement of Cash Flows
Canadian Funds

Cash Resources Provided By (Used In)	3 Months Ended 31 October 2002	3 Months Ended 31 October 2001	6 Months Ended 31 October 2002	6 Months Ended 31 October 2001
Operating Activities
Loss for the period	$(359,701)	$(107,446)	$(596,135)	$(461,099)
Items not affecting cash
Mineral property costs written off	237,668	-	237,668	-
Investments written off	-	-	-	-
Amortization	-	-	-	-
Changes in non-cash working capital	47,929	139,755	48,742	58,029
	(74,104)	32,309	(309,725)	(403,070)

Investing Activities
Purchase of investments	(65,000)	-	(65,000)	(15,000)
Mineral property costs	(1,018,118)	(728,882)	(1,993,820)	(1,988,691)
Option payment received - Kaymin Resources Limited	(13,000)	200,000	-	200,000
Kaymin Resources Limited advance	808,657	475,456	1,727,892	1,402,892
Cash call payable	(306,108)	170,244	(740,643)	102,808
Purchase of capital assets	-	(2,250)	-	(17,317)
	(593,569)	114,568	(1,071,571)	(315,308)

Financing Activities
Due to related parties	-	(6,400)	-	(6,400)
Share capital issued and allotted	231,141	30,000	239,191	124,900
	231,141	23,600	239,191	118,500

Net Increase in Cash	(436,532)	170,477	(1,142,105)	(599,878)
Cash position - Beginning of period	2,436,391	1,844,098	3,141,964	2,614,453
Cash Position - End of Period	$1,999,859	$2,014,575	$1,999,859	$2,014,575

Cash Position Consists of:
Cash	$1,999,859	$2,014,575	$1,999,859	$2,014,575
Restricted cash	-	-	-	-
	$1,999,859	$2,014,575	$1,999,859	$2,014,575

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Shares issued for mineral properties	$95,280	$45,000	$140,280	$176,200

Pacific North West Capital Corp. (An Exploration Stage Company)	Schedule
Schedule of Mineral Property Costs
For the Period Ended 31 October
Canadian Funds

	Acquisition Costs	Exploration Costs	Total October 2002	Total April 2002
Direct - Ontario Properties
River Valley
Drilling	$-	$479,936	$479,936	$1,101,042
Assays and geochemical	-	215,729	215,729	525,644
Engineering and geological consulting	-	322,893	322,893	353,170
Field expenses	-	90,722	90,722	214,915
Option payments	-	-	-	151,500
Sampling	-	9,700	9,700	54,749
Geophysics	-	13,000	13,000	25,157
Equipment	-	-	-	11,718
Management fee	-	56,766	56,766	-
Option payments received - Kaymin	-	-	-	(60,000)
Kaymin advances	-	(1,188,746)	(1,188,746)	(2,286,395)
	-	-	-	91,500
Goldwright
Drilling	-	-	-	48,721
Engineering and geological consulting	-	-	-	14,437
Assays and geochemical	-	-	-	12,637
Field expenses	-	-	-	4,109
Geophysics	-	-	-	955
Kaymin advances	-	-	-	(80,859)
	-	-	-	-
Frontier
Engineering and geological consulting	-	-	-	-
Kaymin advances	-	-	-	-
	-	-	-	-
Washagami
Engineering and geological consulting	-	-	-	-
Assays, geochemical and field expenses	-	-	-	-
Kaymin advances	-	-	-	-
	-	-	-	-
Razor
Option payments	3,350	-	3,350	-
Kaymin advances	(3,350)	-	(3,350)	(3,000)
	-	-	-	(3,000)
Western Front
Option payments	10,000	-	10,000	42,600
Engineering and geological consulting	-	-	-	24,388
Geophysics	-	-	-	16,069
Field expenses	-	-	-	9,283
Assays and geochemical	-	-	-	6,193
Kaymin advances	(10,000)	-	(10,000)	(98,532)
	-	-	-	1
Balance Carried Forward	$-	$-	$-	$88,501

Pacific North West Capital Corp. (An Exploration Stage Company)	Schedule (Continued)
Schedule of Mineral Property Costs
For the Period Ended 31 October
Canadian Funds

	Acquisition Costs	Exploration Costs	Total October 2002	Total April 2002
Balance Forward	$-	$-	$-	$88,501
Direct - Ontario Properties - Continued
Agnew Lake
Engineering and geological consulting	-	116,764	116,764	219,625
Field expenses	-	70,756	70,756	157,851
Drilling	-	163,659	163,659	149,791
Assays and geochemical	-	62,270	62,270	137,124
Option payments	58,780	-	58,780	105,500
Bonus	-	-	-	100,000
Geophysics	-	12,240	12,240	41,326
Excavating and sampling	-	39,780	39,780	27,900
Staking	-	-	-	6,318
Management fee	-	46,547	46,547	-
Option payments received - Kaymin	-	-	-	(200,000)
Kaymin advances	(13,780)	(512,016)	(525,796)	(950,577)
	45,000	-	45,000	(205,142)
ProAm
Geophysics	-	-	-	26,098
Option payments	-	-	-	11,660
Geological	-	-	-	9,100
Kaymin advances	-	-	-	(46,857)
	-	-	-	1
Thunder Bay
Staking	-	-	-	19,911
Option payments	-	-	-	18,100
Engineering and geological consulting	-	8,886	8,886	10,986
Drilling	-	68,064	68,064	-
Geophysical	-	14,734	14,734	-
Field expenses	-	8,459	8,459	2,534
	-	100,143	100,143	51,531
Platina
Engineering and geological consulting	-	-	-	27,546
Field expenses	-	-	-	20,049
Assay and geochemical	-	-	-	10,890
Staking	-	-	-	-
	-	-	-	58,485

Balance Carried Forward	$45,000	$100,143	$145,143	$(6,624)

Pacific North West Capital Corp. (An Exploration Stage Company)	Schedule (Continued)
Schedule of Mineral Property Costs
For the Period Ended 31 October
Canadian Funds

	Acquisition Costs	Exploration Costs	Total October 2002	Total April 2002
Balance Forward	$45,000	$100,143	$145,143	$6,624
Direct - Ontario Properties – Continued
Sudbury – General
Engineering and geological consulting	-	39,306	39,306	99,970
Field expenses	-	11,543	11,543	15,874
Assays and geochemical	-	1,599	1,599	660
	-	52,448	52,448	116,504
Quebec Property- Schefferville
Engineering and geological consulting	-	-	-	85,969
Field expenses	-	-	-	56,502
Option payments	-	-	-	34,200
Staking	-	-	-	34,052
Assays and geochemical	-	-	-	10,577
Finder’s fee	-	-	-	10,000
	-	-	-	231,300
Quebec Property- Glitter Lake
Engineering and geological consulting	-	11,794	11,794	-
Field expenses	-	36,203	36,203	-
Option payments	-	-	-	-
Staking	-	-	-	-
Assays and geochemical	-	-	-	-
Finder’s fee	-	-	-	-
	-	47,997	47,997	-
Newfoundland Property
Engineering and geological consulting	-	-	-	1,087
Field expenses	-	-	-	-
Assays and geochemical	-	-	-	-
Assessment refund	-	-	-	(14,700)
	-	-	-	(13,613)
Nunavut Property
Engineering and geological consulting	-	-	-	23,866

Balance Carried Forward	$45,000	$200,588	$245,588	$351,433

Pacific North West Capital Corp. (An Exploration Stage Company)	Schedule (Continued)
Schedule of Mineral Property Costs
For the Period Ended 31 October
Canadian Funds

	Acquisition Costs	Exploration Costs	Total October 2002	Total April 2002
Balance Forward	$45,000	$200,588	$245,588	$351,433

Alaska Property- Union Bay
Engineering and geological consulting	-	-	-	-
Field expenses	-	121	121	-
Option payments	-	-	-	-
Staking	-	-	-	-
Assays and geochemical	-	-	-	-
Finder’s fee	-	-	-	-
	-	121	121	-
Alaska Property- General
Engineering and geological consulting	-	9,306	9,306	-
Field expenses	-	10,913	10,913	-
Option payments	-	-	-	-
Staking	-	-	-	-
Assays and geochemical	-	-	-	-
Finder’s fee	-	-	-	-
	-	20,219	20,219	-

Costs for the Period	45,000	220,928	265,928	351,433
Balance – Beginning of period	253,414	33,402	286,816	463,573
Mineral property costs written off	(38,011)	(118,663)	(156,674)	(528,190)
Balance - End of Period	$260,403	$135,667	$396,070	$286,816

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Financial Statements
31 October 2002
Canadian Funds

1.

Significant Accounting Policies

a)

Cash

For purposes of reporting cash flows, the company considers cash and short-term investments to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less.  The company places its cash and cash investments with institutions of high-credit worthiness.

b)

Investments

Investments are recorded at the lower of cost or market value.   Investments are written down to market value when the decline in market value is deemed to be other than temporary.

c)

Mineral Properties and Deferred Exploration Expenditures

The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Amounts received on the sale of a resource property, on option payments received or on exploration advances received are treated as a reduction of the cost of the property.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

d)

Joint Ventures

Certain of the company’s properties are the subject of joint venture agreements.  Where joint venture agreements exist, the company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to these properties have been recorded in the accounts.

e)

Environmental Expenditures

The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable.  The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

f)

Capital Assets and Amortization

Capital assets are valued at cost less accumulated amortization.  The company provides amortization for furniture and office equipment and automotive equipment using the declining balance method at 20% and 30% respectively.  One-half of the above rate is taken in the year of acquisition.

g)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

h)

Share Capital

i)

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.  No compensation expense is recognized for stock options.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the company.

i)

Loss per Share

Loss per share amounts have been calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants.

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

The new standard has been applied on a retroactive basis and had the effect of the increasing loss per share by $NIL (2001 - $NIL; 2000 - $0.02) on the amounts previously presented.

j)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

2.

Fair Value of Financial Instruments

The company’s financial instruments consist of cash, accounts receivable, restricted cash, investments, accounts payable and cash call payable.  Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

3.

Investments

Details are as follows:

	October 2002	April 2002
150,000 (2000 - 150,000) common shares of Consolidated Venturex Holdings Ltd. (“Venturex”)	9,000	9,000
162,500 common shares of Freegold Ventures Limited (i)	65,000	-
250,000 (2001 - 250,000) common shares of Goldwright Explorations Inc. (“Goldwright”) (i)	$-	$-
	$74,000	$9,000

i)

Goldwright and Freegold are related parties as it has  directors in common.

These investments represent less than a 5% ownership of the respective companies.  During the year ended April 30, 2002, the company wrote down it’s investments in Goldwright shares to $NIL and Venturex shares to $9,000.

4.

Mineral Properties

Details are as follows:

	Acquisition (Net of option payments received)	Exploration	Exploration Advances	Total October 2002	Total April 2002
Ontario Properties
River Valley	$129,500	$5,775,549	$(5,775,549)	$129,500	$129,500
Goldwright	-	397,307	(397,306)	1	1
Frontier	2,000	3,318	(3,318)	2,000	2,000
Janes - McNish	-	-	-	-	-
Washagami	3,000	9,738	(9,738)	3,000	3,000
Razor	2,000	-	-	2,000	2,000
Western Front	1	55,933	(55,933)	1	1
Agnew Lake	96,000	1,472,982	(1,465,055)	103,927	58,927
ProAm	1	35,198	(35,198)	1	1
Sargesson and Kelly/Davis	27,900	11,954	-	39,854	39,854
Thunder Bay	-	-	-	-	51,531
General	-	47,448	-	47,448	-
Labrador Property	1	-	-	1	1
Quebec Property	-	47,997	-	47,997	-
Alaska Property Union Bay	-	121	-	121	-
Alaska Property General	-	20,219	-	20,219	-
Newfoundland Property	-	-	-	-	-
	$260,403	$7,877,764	$(7,742,097)	$396,070	$286,816

a)

River Valley Property

By agreement dated 15 January 1999 and amended 11 March 1999, the company can acquire up to a 100% interest in 226 claim units, known as the River Valley Property, located in the Dana and Pardo Townships, Sudbury Mining District, Ontario.  As consideration, the company, at its option, must issue shares and make payments as follows:

		Option Payments	Shares
Upon execution of the agreement	(paid)	$15,000	-
Upon completion of due diligence and approval by regulatory authorities	(paid and issued)	35,000	200,000
On or before 15 January 2000	(paid and issued)	45,000	50,000
On or before 15 January 2001	(paid and issued)	50,000	50,000
On or before 15 January 2002	(paid and issued)	60,000	150,000
On or before 15 January 2003		60,000	150,000
		$265,000	600,000

In addition to the above, minimum annual exploration expenditures of $100,000 must be completed on or before 1 October 1999, 2000, 2001, and 2002.  The company has met all requirements for the minimum exploration expenditures as per the agreement.

The property is subject to a 3% Net Smelter Return Royalty (“NSR”).  The company, at its option, can purchase up to 2% of the NSR from the vendors for $2,000,000.

b)

Goldwright Property

By agreement dated 30 June 1998 and subsequently amended, the company could acquire a 25% interest in a private company, Goldwright Explorations Inc. (“Goldwright”), which has 100% interest in certain mineral claims known as the Janes property, located in the Janes Township, Sudbury Mining District, Ontario.  The company had an option to earn this interest by funding exploration programs via the purchase of Goldwright shares.  The company purchased 250,000 units of Goldwright at $0.20 per unit (Note 3) and had the option to purchase 750,000 additional units at $0.20 per unit.  Each unit consists of one share and one share purchase warrant that expires two years from their date of grant (the company currently holds 250,000 shares of Goldwright).  The company currently owns less than 5% of the issued capital of Goldwright.

In addition, the company earned a 25% interest in the Janes property held by Goldwright by incurring in excess of $350,000 on the properties by 31 May 2001.

Certain of the above properties are subject to a 2% NSR.

c)

Frontier Property

The company acquired a 100% interest in certain properties located in the Kelly and Davis Townships, Sudbury Mining District, Ontario for consideration of $30,000.  The property is subject to a 2% NSR.

d)

Janes - McNish Property

The company acquired, by staking, a 50% interest in certain mineral claims located in the Janes and McNish Townships, Sudbury Mining District, Ontario.

During the year ended April 30, 2002, management decided to abandon this property and accordingly all related costs have been written off.

e)

Washagami Property

The company acquired a 100% interest in certain mineral claims, known as the Washagami property located in the Davis and Janes Towhships, Sudbury Mining District, Ontario for consideration of $28,200.

The property is subject to a 2% NSR.

f)

Razor Property

The company acquired a 100% interest in certain mineral claims located in the Dana Township, Sudbury Mining District, Ontario for consideration of $30,000.

The property is subject to a 2% NSR.

g)

Western Front

By agreement dated 16 November 2001, the company can acquire a 70% interest in certain mineral claims known as the Western Front property (formerly PGM A), from a company (the “optionor”) with certain directors in common.

As consideration, the company, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Within 5 business days of signing the agreement	(paid)	$5,000	-	$-
On or before 12 October 2001	(paid)	10,000	-	-
On or before 15 December 2001	(completed)	-	-	50,000
On or before 6 February 2002	(paid)	10,000	-	-
Within 15 days of receiving regulatory approval	(issued)	-	20,000	-
On or before 31 July 2002	(paid)	10,000	-	-
On or before 6 February 2003		10,000	-	-
On or before 31 July 2003		10,000	-	-
Total		$55,000	20,000	$50,000

The company has the right to purchase an additional 30% interest in the property by paying $750,000 to the optionor.

The property is subject to 3% NSR.  The first 1% can be purchased for $1,000,000. The second 1% can be purchased for $2,000,000.  The company and the optionor will share the NSR buyout privileges in proportion to their respective interests.

h)

River Valley Farm In and Joint Venture

By agreement dated 14 July 1999, the company granted to Kaymin Resources Limited (“Kaymin”), a fully owned subsidiary of Anglo American Platinum Corporation Ltd., an option to earn up to a 65% interest in certain properties, including the River Valley property, the Goldwright property, the Frontier property, the Janes - McNish property, the Washagami property, the Razor property and the Western Front property (Notes 4a-g respectively), in the Sudbury Region of Ontario.  During the year, Kaymin elected to vest obtaining a 50% interest in the properties upon having paid the company $300,000 (received in a prior year) and advanced and spent in excess of $4,000,000 on exploration on the properties.

As at 31 October 2002, the funds advanced by Kaymin less the exploration expenditures made, have been recorded as a cash call payable of $162,117.

A joint venture is now in force.  Under this joint venture agreement Kaymin is responsible for funding all exploration until a feasibility study is completed, which earns Kaymin an additional 10% interest.  In addition, if Kaymin arranges financing for a mine it receives an additional 5% interest, increasing its ownership up to a possible 65% interest.

The above agreement is subject to various NSR’s ranging from 2% to 3%.

In a prior year, a finder’s fee of 150,000 common shares at a price of $0.40 per share was issued to a third party for this agreement.

i)

Agnew Lake Property

By agreement dated 15 August 2000 and amended 16 August 2001, the company can acquire a 49.5% interest in certain mineral claims, known as the Agnew Lake property, located in the Shakespeare, Dunlop, Shibananing and Gough Townships, Sudbury Mining District, Ontario.  As consideration the company, at its option, must incur $500,000 of exploration expenditures on the property by 15 August 2004 and issue shares and make payments as follows:

			Option Payments	Shares
Upon execution of the agreement	(paid and issued)		$30,000	25,000
On or before 18 June 2001	(paid and issued)		35,000	25,000
On or before 31 October 2001	(issued)	(ii)	-	75,000
On or before 22 December 2002			35,000	-
Within 45 days of Kaymin (Note 4k) electing to proceed with 2002 exploration program		(ii)	-	75,000
On or before 22 December 2003			45,000	-
Within 45 days of Kaymin electing to proceed with 2003 exploration program		(ii)	-	75,000
On or before 22 December 2004			55,000	-
Within 45 days of Kaymin electing to proceed with 2004 exploration program		(ii)	-	75,000
Total			$200,000	350,000

ii)

The shares issued would be valued at the 10 days trading average prior to their dates of issuance.  The value of total shares issued would be capped at a total value of $500,000.  The minimum price of the shares will be valued at $0.60 per share.

If Kaymin elects to fund the project beyond 2004, within 90 days of electing to proceed, the company, at its option, would be required to issue additional shares to make the accumulated value of all shares issued equal $500,000.

If Kaymin elects not to fund exploration beyond 2004, the company, at its option would be required to issue additional shares or incur exploration expenditure to make the accumulated value of all shares and exploration expenditure equal $500,000.

The property is subject to a 1% carried interest and up to a 2% NSR.

a)

ProAm Property

By agreement dated 12 October 2001, the company and a third party (collectively “the optionees”) can acquire a 100% interest (50% each) in certain mineral claims, known as the ProAm property, located in the Dunlop/Shakespeare Townships, Sudbury Mining District, Ontario.  As consideration, the optionees, at their option, must collectively incur $400,000 of exploration expenditures on the property by 12 October 2005, make cash payments and issue shares as follows:

		Collective Payments	Company Shares
Within 10 days of signing the agreement	(paid and issued)	$8,000	6,000
On or before 12 October 2002		10,000	7,000
On or before 12 October 2003		12,000	8,000
		$30,000	21,000

In addition, the optionees must make an annual payment of $6,000 in pre-production royalties commencing 6 March 2005.

The cash and share payments above are included as part of the work commitment.  Share payments will be valued at the ten-day average trading price as at the relevant anniversary date of this agreement.

If the optionees terminate the agreement, the optionees must maintain the property in good standing for a further two years from the date of termination.

The property is subject to an underlying royalty to the original vendor of 2.5%.  The optionees may purchase 1.5% of this royalty for $1.6 million.  Upon exercising the 100% option, the optionor will receive a 0.75% NSR on the property.

k)

Agnew Lake Farm In

By agreement dated 25 May 2001, the company and the underlying optionor collectively optioned to Kaymin up to a 60% interest (30%) of the company’s interest) in the Agnew Lake property and the ProAm property (Note 4i - j), located in the Sudbury region, Ontario.

Kaymin may, at its option, earn a 49.5% interest in the properties by making cash payments to the company and the underlying optionor of $200,000 each (received), and incurring exploration and development expenditures as follows:

		Cumulative Amounts
By 31 December 2001	(completed)	$1,400,000
By 31 December 2002	($1,405,205 completed)	$2,650,000
By 31 December 2003		$4,150,000
By 31 December 2004		$6,000,000

These amounts include the reimbursement to the company for its previous expenditures on the property of $226,205 (received).  Once a minimum of $2,400,000 has been expended on the property, Kaymin can give notice of vesting and receive its proportionate earn-in interest based on its expenditures to date, divided by $6,000,000.

As at 31 October 2002, the funds advanced by Kaymin less the exploration expenditures made, have been recorded as a cash call payable of $494,159.

Once the 49.5% interest is earned, Kaymin can increase its interest to 57% by entering into a joint venture agreement with the company and the underlying optionor and completing a feasibility study.  A further 3%, increasing ownership to 60%, can be earned by arranging funding for all development and construction costs to commercial production.  The company and the underlying optionor are required to repay their portions of the joint venture costs from a percentage of their share of production from the project.

Once a joint venture has been formed, Kaymin, at its option, has the right to purchase an additional 5% interest based upon the net present value of the operations.

The original property vendors retain a 1% carried interest and up to a 2% NSR.

A bonus of $100,000 was paid to a director and officer of the company for this agreement.

l)

Sargesson and Kelly/Davis Properties

i)

The company acquired a 100% interest in certain mineral claims, known as the Sargesson and Kelly/Davis properties, located in the Janes, Davis and Kelly Townships, Sudbury Mining District, Ontario.  As consideration, the company paid $68,400 and incurred $30,000 in exploration expenditures.

The property is subject to a 2% NSR.  The company, at its option, can purchase 1% of the NSR from the vendors for $400,000 and has the right of first refusal on the remaining 1% NSR.

ii)

By agreement dated 5 February 1999, the company granted to Consolidated Venturex Holdings Ltd. (“Venturex”) an option to earn a 50% interest in certain properties, including those covered in the Sargesson and Kelly/Davis agreements (Note 4li), located in the Sudbury Region of Ontario.  Venturex could earn, at its option, a 50% interest by paying the company $27,500 (received) and issuing 200,000 common shares of Venturex (150,000 received) and incurring $500,000 in exploration expenditures ($218,250 completed).

During the prior year, the agreement was terminated by Venturex.

m)

Thunder Bay Property

By agreement dated 15 November 2001, the company can acquire a 100% interest in certain mineral claims, known as the Thunder Bay property, located in the Greenwich Lake and Tartan Lake Townships, Thunder Bay, Ontario.  As consideration, the company, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of the agreement	(paid)	$7,500	-	$-
Within 30 days of execution of agreement	(issued)	-	20,000	-
On or before 15 November 2002		10,000	20,000	-
On or before 31 December 2002		-	-	100,000
On or before 15 November 2003		15,000	20,000	-
On or before 31 December 2003		-	-	150,000
On or before 15 November 2004		20,000	-	-
On or before 31 December 2004		-	-	200,000
On or before 15 November 2005		25,000	-	-
On or before 31 December 2005		-	-	300,000
Total		$77,500	60,000	$750,000

In addition, the company must make annual advanced royalty payments of $25,000 commencing 15 November 2006.  The advance royalty payments are deductible from subsequent NSR payments.

The property is subject to a 3% NSR.

During the current year, management decided to abandon this property and formally terminated the option agreement and accordingly all related costs have been written off.

n)

Platina Property

By agreement dated 19 January 2001, the company could acquire a 100% interest in a mineral claim located in Joubin Township, Sault Ste. Marie Mining District, Ontario.  As consideration, the company, at its option, was required to make payments of $60,000 ($7,500 paid) and issue 50,000 shares (10,000 issued).

During the year ended April 30, 2002, management decided to abandon this property and formally terminated the option agreement and accordingly all related costs have been written off.

o)

Lac Panache Property

During the prior year, management decided to abandon this property and formally terminated the option agreement and accordingly all related costs have been written off.

p)

Quebec Property

By agreement dated 6 June 2001, the company could acquire a 100% interest on certain mineral claims, known as the Schefferville PGM claims, in the Schefferville area of Quebec.  As consideration, the company, at its option, was required to make payments of $125,000 ($15,000 paid), issue 60,000 shares (20,000 issued), and incur exploration expenses of $800,000 ($153,048 incurred).

A finder’s fee of $10,000 was paid to a third party for this agreement.

During the year ended April 30, 2002, management decided to abandon this property and formally terminated the option agreement and accordingly all related costs have been written off.

q)

Labrador Property

The company acquired a 50% interest in certain properties located in Labrador, known as the Konrad, Umiakovik and Harp Lake properties.  As consideration, the company issued 300,000 common shares at a price of $0.20 per share.

The properties are subject to a 2% NSR.

During the prior year, management wrote down this property to $1.

As at 30 April 2002, the company continues to hold an interest in two licenses representing 172 mineral claims.

r)

Newfoundland Property

The company had a 100% interest in certain properties located in Newfoundland.  These properties were acquired by staking.

During the year ended April 30, 2002, management decided to abandon this property and accordingly all related costs have been written off.

a)

Nunavut Property

By agreement dated 21 August 2001, the company could acquire a 100% interest in certain mineral claims in Nunavut.  As consideration, the company, at its option, was required to make payments of $110,000 (not paid), issue 150,000 shares (not issued), fund reconnaissance exploration of up to $25,000 ($23,865 incurred) and incur exploration expenditures of $750,000 (not incurred).

During the year ended April 30, 2002, management decided to abandon this property and formally terminated the option agreement and accordingly all related costs have been written off.

b)

Alaska Property – Union Bay

Pursuant to an Agreement dated October 1st, 2002 with Freegold Ventures Limited, the company may acquire a 50% interest in the Union Bay Property, by making cash payments of $100,000 over 4 years, participating in the Company financing for $165,000, issuing 60,000 shares within 1 year of receiving regulatory approval and incurring exploration expenditures of $1 million over 4 years.

Upon vesting with a 50% interest the company may elect within 45 days to increase its interest to 60% by completing a Feasibility Study within 12 months of having vested.  Upon vesting with a 60% interest, the company within 90 days may elect to earn a 70% interest in the property by placing the property into Commercial Production within two years of the date of election. In the event the bankeable feasibility study indicates an IRR in excess of 15%, the company agrees to make cash payments in the amount of $50,000 per year for each year the project is delayed from being placed into Commercial Production.

5.

Capital Assets

Details are as follows:

	Cost	Accumulated Amortization	October 2002 Net Book Value	April 2002 Net Book Value
Furniture and office equipment	$95,182	$27,750	$67,432	$67,432
Automotive equipment	13,017	1,953	11,064	11,064
	$108,199	$29,703	$78,496	$78,496

6.

Related Party Transactions

Except as disclosed elsewhere in these financial statements, details are as follows:

a)

During the period, engineering and consulting fees of $54,960 were paid to a director and officer.

b)

During the period, rent in the amount of $26,874 was paid to a company controlled by an officer and director and officer.

c)

During the period, management fees of $34,560 were paid to a company controlled by a director and officer.

a)

During the period, fees for consulting services in the amount of $29,547 were paid to an officer and a company controlled by the officer.

b)

During the period, fees for accounting services in the amount of $3,500 were paid to an officer and a company controlled by the officer.

f)

During the period, engineering and consulting fees of $54,000 were paid to a company controlled by an  officer.

7.

Share Capital

a)

Flow-Through Shares

Flow-through shares are shares issued by a company which incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow-through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

On 12 February 2002, the company issued 188,636 flow-through units by private placement. Each unit consisted of one flow-through share and one-half of a non-transferable common share purchase warrant.  Gross proceeds of the flow-through issue was $103,750.  Each full warrant entitles the holder thereof to purchase one additional common share of the company at a purchase price of $0.60 expiring 30 December 2003.  An 8% finder’s fee was paid on this flow-through private placement by way of a share issuance of 15,091 shares.

On 2 April 2002, the company issued 166,666 flow-through shares by private placement to a director of the company.  Gross proceeds of the flow-through issue was $100,000.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration.  The use of proceeds from flow-through shares is restricted to Canadian Exploration Expenditures (“CEE”) under Canadian Income Tax Legislation.  Restricted cash flow-through represents funds received from the flow-through issuance which are not spent as at 30 April.

On 30 September 2002, the company issued 416,667 flow-through units by private placement. Each unit consisted of one flow-through share and one-half of a non-transferable common share purchase warrant.  Gross proceeds of the flow-through issue was $250,000.  Each full warrant entitles the holder thereof to purchase one additional common share of the company at a purchase price of $0.75 expiring 30 December 2003.

a)

The company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the company’s board of directors.  The exercise price of an option is not less than the closing price on the Toronto Stock Exchange (“TSX”) on the last trading day preceding the grant date.  Options vest on the grant date.

A summary of the company’s options at 31 October 2002 , is as follows:

	2002
	Options Outstanding	Weighted Average Exercise Price
Balance – Opening	1,962,500	$0.68
Granted	-	$-
Exercised	-	$-
Forfeited	-	$-
Balance - 31 October	1,962,500	$0.68

(i)

During the prior year, 545,000 options were re-priced from $2.10 (original grant price) to $0.60.

As at 31 October 2002, the following share purchase options were outstanding:

Shares	Exercise Price	Expiry Date
11,000	$0.47	17 August 2003
120,000	$0.60	20 April 2004
13,000	$0.44	20 October 2004
469,500	$0.83	28 February 2005
30,000	$2.10	3 May 2005
505,000	$0.60	3 May 2005
379,000	$0.60	15 December 2005
435,000	$0.60	21 December 2006
1,962,500

c)

Share Purchase Warrants

A summary of the company’s warrants at 31 October 2002, is as follows:

	2002
	Warrants Outstanding	Weighted Average Exercise Price
Balance - Opening (i)	746,159	$0.69
Granted	208,334	$0.75
Granted	30,000	$0.54
Exercised	(16,500)	$0.70
Forfeited	-	$-
Balance - 31 October	967,993	$0.69

i)

During the prior year, 814,956 warrants were repriced from $0.67 to $0.70 and the expiry date extended to 30 December 2002.

As at 31 October 2002, the following flow-through share purchase warrants were outstanding:

Shares	Exercise Price	Expiry Date
632,795	$0.70	30 December 2002
96,864	$0.60	30 December 2003
208,334	$0.75	30 December 2003
30,000	$0.60	19 December 2004
967,993

8.

Income Taxes

The company has incurred certain mineral property related expenditures of approximately $5,040,000 which may be carried forward indefinitely.  These expenditures may be used to reduce prescribed taxable income in future years.

The company has non-capital losses for tax purposes of approximately $119,000 which may be carried forward and expire as follows:

Amount
2004	$26,000
2005	93,000
$119,000

The potential future tax benefits of these expenditures and tax losses have not been recognized in these financial statements.

9.

Commitments

a)

By agreement effective 17 August 1999, the company entered into a three-year management agreement with a company controlled by a director and officer.  Compensation is $4,000 per month for the first year, $4,800 per month for the second year and $5,760 per month for the third year plus benefits.  The officer and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is renewable for three year periods with mutual consent.  The company may terminate the agreement at any time but will be responsible to pay $48,000 plus one year’s compensation.

b)

By agreement dated 1 July 2000 and amended 8 November 2000, the company entered into a five year lease for premises with a company controlled by a director and officer.  Minimum basic rent is as follows:

Amount
2003	$32,760
2004	32,760
2005	32,760
2006 (expiry in June 2006)	16,380
$114,660

In addition to the basic rent, the company is responsible for its proportionate share of property taxes and operating costs.

PRESIDENT’S LETTER

During the second quarter the Company was engaged in two major exploration programs, on its River Valley and Agnew Lake PGM projects, both located near Sudbury, Ontario. Both of these platinum group metal projects are funded by Anglo American Platinum Corporation Limited. In December Anglo Platinum approved the River Valley 2003 Exploration Budget of $5.3 million which is a 100% increase over last year’s exploration  budget.

The Company completed a 20,000 m Phase 5 drill program on the River Valley Project, and in mid October reported the results of a new mineral resource estimate for the River Valley Project, prepared by independent consultants Derry, Michener, Booth and Wahl Consultants Ltd (DMBW). Measured and Indicated Resources are estimated at 18,053,000 tonnes and Inferred Resources at 5,382,000 tonnes.

Measured & Indicated Category
Zone	Tonnes	Au	Pt	Pd	Ni	Cu	PGE	3E	Contained Ounces (000's)
	000's	g/t	G/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
All Zones	18,053	0.063	0.344	1.016	0.021	0.100	1.360	1.423	36.5	199.9	589.6	825.9

Inferred Category
Zone	Tonnes	Au	Pt	Pd	Ni	Cu	PGE	3E	Contained Ounces (000's)
	000's	g/t	G/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
All Zones	5,382	0.050	0.290	0.819	0.020	0.086	1.109	1.159	8.6	50.2	141.8	200.6

The Consultants DMBW reported “ that significant potential exists to increase the near surface resources on the property through further drilling both between and along strike from the currently defined mineralized zones.”

Anglo Platinum recently approved PFN’s recommended $5.3 million exploration program (Phase 6) which will include 40,000 m of drilling. The program will commence in January 2003 and will focus on several high priority outcropping mineralized PGM targets identified through surface exploration, including sampling and geophysical surveys, carried out over the past three months in the area south of Lismer's Ridge.

Update on Agnew Lake:

Prospecting, geophysical surveys and diamond drilling were in progress during the second quarter. At the end of the quarter two long holes were in progress on the eastern side of the property (AL-22 – 1571 m and AL-23 – 1650 m) which are being drilled principally for stratigraphic information. Additional drilling is planned in a series of shorter holes test which will test the northern intrusive contact. Results of the program will be reported in the third quarter.

In addition to the funding provided by Anglo Platinum, PFN has $1,417,178 in its treasury and no debt.

Unlike most junior mining companies PFN remains in the enviable position of having its principal exploration projects 100% funded by a major mining company. It is also important to note that PFN manages both these exploration projects and is paid a fee for Management.

PFN continues to evaluate and explore other PGM projects, most notably in Quebec, Ontario and most recently in Alaska, where PFN has acquired the right to earn up to a 70% interest in the Union Bay PGM project in South Eastern Alaska.

On behalf of the Board of Directors, I wish to thank you our shareholders for your continued support. Should you have any questions please do not hesitate to contact me at 1.800.667.1870.

On behalf of the Board of Directors

“Harry Barr”

Harry Barr

President and CEO

MANAGEMENT DISCUSSION

The six month period ending October 31, 2002 resulted in a net loss of $596,135 which compares with a loss of $461,099 for the same period in 2001. General and administrative expenses for the period ending October 31, 2002 were $558,653, a decrease of $47,948 over the same period in 2001.  Travel costs were reduced by $39,879, regulatory costs were reduced by $39,879 and all other general and administrative costs were comparable to the previous period.  During the period  $140,280 was incurred to acquire mineral properties through the issuance of 232,000 shares. Mineral property costs of $1,993,820 were incurred with $1,727,892 being funded by Anglo Platinum (Kaymin Resources Limited). During the current period, management decided to abandon the Thunder Bay Property and formally terminated the option agreement resulting in a write off of $156,673.

Project management fees of $106,286 were earned  for managing the River Valley and Agnew Lake projects during the first six months.

During the six month period 416,667 flow-through shares of the Company were issued pursuant to a private placement for $250,000. 16,500 flow-through shares of the Company were issued on the exercise of warrants for $11,050, for a total issued and outstanding of 20,999,701 shares at October 31, 2002.

Working capital at October 31, 2002 was $1,417,178.

Investor and shareholder relations activities undertaken by the company during the period ended October 31, 2002 cost $173,912 as compared to $150,817 for the same period in 2001.  These activities included attendance at various trade shows. Effective August 1, 2002, Loewen, Ondaatje, McCutcheon Limited (LOM) was appointed as financial advisor. Under the terms of the Agreement, LOM will act as financial advisor to PFN and will assist the Company in increasing its profile in the financial marketplace and organize meetings with institutional investors. The Company also engaged the services of a  small cap institutional specialist in the Boston, New York area.

On behalf of the Board of Directors we appreciate your ongoing support.

“Harry Barr”

_______________________________

Harry Barr

President and CEO

 PACIFIC NORTH WEST CAPITAL CORP.

MAY 1, 2002 – OCTOBER 31, 2002

(IN CANADIAN DOLLARS)

SCHEDULE B

Section 1:

             Related Transaction - Current Fiscal Year To-Date:

See financial statements for details.

Section 2:

A.

Securities Issued During Quarter Ended October 31, 2002.

Mineral Property	150,000	$0.61	Aug. 29, 2002
Private Placement	416,667	$0.60	Sept. 30, 2002
Mineral Property	7,000	$0.54	Oct. 1, 2002
Exercise of Warrant	5,000	$0.60	Oct. 8, 2002

Options Granted During Quarter Ended October 31, 2002.

NIL

Section 3:

Authorized And Issued Share Capital As At October 31, 2002.

Authorized share capital - unlimited common shares without par value.  A total of 20,999,701 shares have been issued for a total of $6,512,183.

B.

Outstanding Options As At October 31, 2002.

August 17, 2003	11,000	$0.47
April 20, 2004	120,000	0.60
October 20, 2004	13,000	0.44
February 28,2005	469,500	0.83
May 3, 2005	30,000	2.10
May 3, 2005	505,000	0.60
December 15,2005	379,000	0.60
December 21,2006	435,000	0.60

Total	1,962,500

Outstanding Warrants As At October 31, 2002.

December 30, 2002	632,795	0.70
December 30, 2003	96,864	0.60
December 30, 2003	208,334	0.75
December 19, 2004	30,000	0.54

Total	967,993

C.

Shares In Escrow Or Subject To Pooling As At October 31, 2002.

NIL shares held in escrow.

D.

List Of Directors and Officers As At October 31, 2002.

 Harry Barr – Director, President and Chief Executive Officer

 Bernard Barlin - Director

 John Royall - Director and Vice-President of Business Development

 Scott Jobin-Bevans - Vice-President of Exploration

 Lindsay Bottomer  - Director

 Taryn Downing – Corporate Secretary

 Gord Steblin – Chief Financial Officer